SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Eyenovia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30234E 104

(CUSIP Number)

Tsontcho Ianchulev

Curt LaBelle

501 Fifth Avenue, Suite 1404

New York, NY 10017

917-289-1117

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

Page 2 of 8 Pages

CUSIP No. 30234E 104

1	Names of Reporting Persons. Tsontcho Ianchulev
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 159,009 (1)
	8	Shared Voting Power 1,200,001 (2)
	9	Sole Dispositive Power 159,009 (1)
	10	Shared Dispositive Power 1,200,001 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,010 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 12.6%
14	Type of Reporting Person IN

(1)	Includes 18,749 shares of common stock and 140,260 shares underlying options held by Tsontcho Ianchulev directly that are exercisable within 60 days of the date of this report.
(2)	Includes (i) 466,667 shares of common stock and 280,000 shares of common stock underlying options held by Private Medical Equity, Inc. that are exercisable within 60 days of the date of this report and (ii) 453,334 shares of common stock held by PME Investor Services Eyenovia, LLC. Tsontcho Ianchulev is one of the two principal shareholders of Private Medical Equity, Inc. and a manager of PME Investor Services Eyenovia, LLC and, therefore, may be deemed to have beneficial ownership of the shares of common stock held by Private Medical Equity, Inc. and PME Investor Services Eyenovia, LLC.

Page 3 of 8 Pages

CUSIP No. 30234E 104

1	Names of Reporting Persons. Curt LaBelle
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 83,334 (1)
	8	Shared Voting Power 1,200,001 (2)
	9	Sole Dispositive Power 83,334 (1)
	10	Shared Dispositive Power 1,200,001 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,283,335 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 11.9%
14	Type of Reporting Person IN

(1)	Includes 10,000 shares of common stock and 73,334 shares underlying options held by Curt LaBelle directly that are exercisable within 60 days of the date of this report.
(2)	Includes (i) 466,667 shares of common stock and 280,000 shares of common stock underlying options held by Private Medical Equity, Inc. that are exercisable within 60 days of the date of this report and (ii) 453,334 shares of common stock held by PME Investor Services Eyenovia, LLC. Curt LaBelle is one of the two principal shareholders of Private Medical Equity, Inc. and a manager of PME Investor Services Eyenovia, LLC and, therefore, may be deemed to have beneficial ownership of the shares of common stock held by Private Medical Equity, Inc. and PME Investor Services Eyenovia, LLC.

Page 4 of 8 Pages

CUSIP No. 30234E 104

1	Names of Reporting Persons. Private Medical Equity, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 746,667 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 746,667 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 746,667 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person CO

(1)	Includes 466,667 shares of common stock and 280,000 shares of common stock underlying options held by Private Medical Equity, Inc. that are exercisable within 60 days of the date of this report.

Page 5 of 8 Pages

SCHEDULE 13D

This Schedule 13D is filed on behalf of Tsontcho Ianchulev, Curt LaBelle and Private Medical Equity, Inc., a Nevada corporation, (“PME” and collectively with Tsontcho Ianchulev and Curt LaBelle, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: common stock, $0.0001 par value per share (“Common Stock”)

Issuer:    Eyenovia, Inc. (“Issuer”)

501 Fifth Avenue, Suite 1404

New York, NY 10017

Item 2.	Identity and Background

(a)	This statement is filed by

(i)	Tsontcho Ianchulev, the Issuer’s Chief Executive Officer, Chief Medical Officer and a member of the Issuer’s Board of Directors (“Board”);
(ii)	Curt LaBelle, a member of the Issuer’s Board; and
(iii)	PME, which is the holder of approximately 7.3% of the issued and outstanding shares of Common Stock as of February 8, 2018.

Tsontcho Ianchulev and Curt LaBelle are the two principal shareholders of PME and, therefore, may be deemed to have beneficial ownership of the shares of Common Stock held by PME.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of each of the Reporting Persons is 501 Fifth Avenue, Suite 1404, New York, NY 10017.

(c) Tsontcho Ianchulev’s principal occupation is to serve as the Issuer's Chief Executive Officer, Chief Medical Officer and a member of the Issuer’s Board. Curt LaBelle’s principal occupation is investment advisory and biotech advisory work. PME is a venture investment and advisory company for life science opportunities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Tsontcho Ianchulev and Curt LaBelle is a US citizen. PME is a Nevada corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 29, 2018, 453,334 shares of Common Stock held by PME Investor Services Eyenovia, LLC (“PME Investor”) were issued to PME Investor upon automatic conversion of the Issuer’s Series A preferred stock at the time of the Issuer’s initial public offering (“IPO”). Such shares of Series A preferred stock were purchased with the PME Investor’s working capital on October 1, 2014 at a purchase price of $3.75 per share.

On January 29, 2018, Tsontcho Ianchulev and Curt LaBelle each purchased 10,000 shares of Common Stock in the IPO at a purchase price of $10.00 per share.

Page 6 of 8 Pages

8,749 shares of Common Stock and 140,260 shares of Common Stock underlying options that are exercisable within 60 days of the date of this report were issued to Tsontcho Ianchulev as compensation for his services to the Issuer.

73,334 shares of Common Stock underlying options that are exercisable within 60 days of the date of this report were issued to Curt LaBelle as compensation for his services to the Issuer.

466,667 shares of Common Stock and 280,000 shares of Common Stock underlying options that are exercisable within 60 days of the date of this report were issued to PME as compensation for its services to the Issuer.

Item 4.	Purpose of the Transaction

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (c) and (e) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (d) of Item 4, the Issuer’s Board is in the process of appointing two additional members to fill the vacancies of the Board in order to comply with the corporate governance requirements of The Nasdaq Stock Market and Tsontcho Ianchulev and Curt LaBelle currently each serves as a member of the Board.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 9,936,771 shares of Common Stock outstanding as of February 8, 2018) are as follows:

Tsontcho Ianchulev

a)		Amount beneficially owned: 1,359,010	Percentage: 12.6%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	159,009 (1)
	ii.	Shared power to vote or to direct the vote:	1,200,001 (2)
	iii.	Sole power to dispose or to direct the disposition of:	159,009 (1)
	iv.	Shared power to dispose or to direct the disposition of:	1,200,001 (2)

(1)	Includes 18,749 shares of Common Stock and 140,260 shares underlying options held by Tsontcho Ianchulev directly that are exercisable within 60 days of the date of this report.
(2)	Includes (i) 466,667 shares of Common Stock and 280,000 shares of Common Stock underlying options held by PME that are exercisable within 60 days of the date of this report and (ii) 453,334 shares of Common Stock held by PME Investor. Tsontcho Ianchulev is one of the two principal shareholders of PME and a manager of PME Investor and, therefore, may be deemed to have beneficial ownership of the shares of Common Stock held by PME and PME Investor.

Page 7 of 8 Pages

Curt LaBelle

a)		Amount beneficially owned: 1,283,335	Percentage: 11.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	83,334 (1)
	ii.	Shared power to vote or to direct the vote:	1,200,001 (2)
	iii.	Sole power to dispose or to direct the disposition of:	83,334 (1)
	iv.	Shared power to dispose or to direct the disposition of:	1,200,001 (2)

(1)	Includes 10,000 shares of common stock and 73,334 shares underlying options held by Curt LaBelle directly that are exercisable within 60 days of the date of this report.
(2)	Includes (i) 466,667 shares of common stock and 280,000 shares of common stock underlying options held by PME that are exercisable within 60 days of the date of this report and (ii) 453,334 shares of common stock held by PME Investor. Curt LaBelle is one of the two principal shareholders of PME and a manager of PME Investor and, therefore, may be deemed to have beneficial ownership of the shares of common stock held by PME and PME Investor.

Private Medical Equity, Inc.

a)		Amount beneficially owned: 746,667	Percentage: 7.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	746,667 (1)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	746,667 (1)
	iv.	Shared power to dispose or to direct the disposition of:	0

(1)	Includes 466,667 shares of common stock and 280,000 shares of common stock underlying options held by PME that are exercisable within 60 days of the date of this report.

(c) On January 29, 2018, 453,334 shares of Common Stock held by PME Investor were issued to PME Investor upon automatic conversion of the Issuer’s Series A preferred stock at the time of the IPO. In addition, on January 29, 2018, as part of the IPO, Tsontcho Ianchulev and Curt LaBelle each purchased 10,000 shares of Common Stock at a purchase price of $10.00 per share. Except as described herein, the Reporting Person has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 4, 2018, in connection with the Issuer’s IPO, Tsontcho Ianchulev and Curt LaBelle each entered into a lock-up agreement with the underwriters of the IPO, pursuant to which each of them agreed that for a period of 180 days after January 24, 2018, or the lock-up period, subject to certain limited exceptions described below, they will not directly or indirectly, without the prior written consent of the underwriters offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of the Common Stock (excluding shares purchased in the IPO) or any securities convertible into, or exercisable or exchangeable for, shares of the Common Stock. Certain limited transfers are permitted during the lock-up period if the transferee agrees to these lock-up restrictions.

The descriptions of the lock-up agreements are qualified in its entirety by reference to the full text of such agreements, a copy of which are filed as Exhibits 10.1 and 10.2 to this report and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Lock-Up Agreement between Tsontcho Ianchulev and the underwriters dated January 4, 2018
Exhibit 10.2	Lock-Up Agreement between Curt LaBelle and the underwriters dated January 4, 2018
Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018	/s/ Tsontcho Ianchulev
Tsontcho Ianchulev

Date: February 14, 2018	/s/ Curt LaBelle
Curt LaBelle

Date: February 14, 2018	Private Medical Equity, Inc.

	By:	/s/ Tsontcho Ianchulev
Name: Tsontcho Ianchulev
Title: Member